UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Finance Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

OneConnect Announces Update on Business Operations

On May 7, 2024, OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) was notified by certain Connected Customers (as defined below) that they intend to cease to utilize the Group’s Cloud Services (as defined below) due to their adjustment of procurement strategies. The Company is in discussion with these Connected Customers as to the effective time of such cessation and any transition arrangements. These Connected Customers’ purchase of the Group’s Cloud Services contributed approximately 16.7% and 19.2%, respectively, of the Group’s total revenue for each of the years ended December 31, 2022 and 2023.

There are uncertainties as to whether any of the other Connected Customers will continue to utilize the Group’s Cloud Services at current levels or at all. The Company is actively monitoring the situation and will continue to follow up on the progress.

The Company has been providing cloud services to financial institutions via its Gamma FinCloud platform since 2020 (the “Cloud Services”). For each of the years ended December 31, 2022 and 2023, revenue from the Cloud Services was RMB1,316 million and RMB1,246 million, accounting for approximately 29.5% and 34.0% of the total revenue of the Group for the respective years, of which RMB1,310 million and RMB1,240 million, or approximately 99.6% and 99.5%, was from subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. (collectively, the “Connected Customers”).

The board of directors of the Company is evaluating its business plans and further measures in response to the foregoing developments and corresponding financial impact.

The Company believes that the foregoing developments will not affect the operations of its other businesses, including its ongoing strategic business relationship with Ping An Insurance (Group) Company of China, Ltd.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its associates, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, lagging effect of businesses’ recovery and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Announcement — Inside Information — Update on Business Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Chongfeng Shen
	Name:	Chongfeng Shen
	Title:	Chairman of the Board and Chief Executive Officer

Date: May 7, 2024